January 22, 2016

Via Email	PitkoB@SEC.GOV

Bryan J. Pitko

Attorney Advisor

Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington DC 20549

Re:	Northland Cable Properties Eight Limited Partnership
Schedule 13E-3

Filed November 5, 2015 by Northland Cable Properties Eight Limited Partnership, Northland Communications Corporation, Northland Cable Television, Inc., Northland Cable Properties, Inc., Gary S. Jones, and Richard I. Clark

File No. 005-83179
Preliminary Proxy Statement

Filed November 5, 2015
File No. 000-18307

Dear Mr. Pitko:

Thank you for your letter of January 13, 2016 regarding the above referenced filing. Set forth below are the responses of Northland Cable Properties Eight Limited Partnership. The staff’s comments appear below in bold type and our responses to each comment follow each such comment.

We are also enclosing for you marked copies of the Schedule 13E-3 and the preliminary proxy statement to show changes we have made to those documents.

Amendment No. 1 to Schedule 13E-3

1. We note the response to prior Comment 4. Please add Mr. Whetzell as a filing person on the cover page of Schedule 13E-3. Also, please tell us why NCPI is no longer included as a filing person in the body of your Schedule 13E-3 but remains in the cover page as one.

Response: Mr. Whetzell has been added to the cover page. Under the original filing, the identity of the buyer had not been determined. NCPI is a wholly owned subsidiary of the Buyer and, depending on financing, was a viable potential buyer. NCPI is no longer relevant to the acquisition.

Bryan J. Pitko

U.S. Securities and Exchange Commission

January 22, 2016

2. We note the response to prior Comment 7. Our prior comment requested that you file the documents. To the extent that the solicitation materials provided by RBC Capital Markets are materially related to the Rule 13e-3 transaction, they are required to be filed as exhibits under Item 1016(c) of Regulation M-A. If the materials are required to be filed, they would not qualify as unfiled supplemental information to be returned to the registrant under Rule 12b-4. Please refile the materials provided by RBC as exhibits or advise us. Note that if you wish to maintain the materials or a portion of them confidential, you must file a confidential treatment request compliant with Rule 24b-2. Lastly, please revise the exhibit index as necessary.

Response: The filing parties are filling a confidentially treatment request with their resubmission.

Revised Preliminary Proxy Statement on Schedule 14A

3. We note the response to prior Comment 11 and reissue the comment. We are unable to see the revision requested.

Response: The relevant sections have been corrected.

4. We note the response to prior comment 13. Please remove the remaining references to the seller note at pages 6, 42, and 45.

The remaining references have been removed and replaced with reference to the “Holdback”

Summary Term Sheet, page 1

5. Revise the subsection entitled “Fairness of the Proposed Sales Transaction” and the section of the same name to ensure that all filing persons are included. Currently you do not include the company or NCTI. See prior comment 20.

Response: Corrections have been made to reference the “Affiliate Parties”, consisting of The general partner, the Buyer and Messrs. Jones, Clark and Whetzell.

Chronology of Events Leading Up to the Proposed Sales Transaction, page 13

6. We note the revised disclosure in response to prior Comment 26. Please revise to disclose the fair market value of the assets of the Aliceville system used to determine that the $630,000 bid submitted was inadequate and how such fair market value was determined. Please also include this analysis within the discussion of third-party bid solicitation at page 18.

Bryan J. Pitko

U.S. Securities and Exchange Commission

January 22, 2016

Response: Additional disclosure and explanation have been made at pages 14 and 18.

7. We note the response to prior Comment 27 and the removal of the reference to limited partners’ “numerous” requests for liquidity. Please revise the disclosure to identify how many requests for liquidity were made by limited partners and clarify whether the requests for liquidity were from affiliated limited partners, unaffiliated limited partners, or both.

Response: The general partner is unable to quantify the number of requests for liquidity with any certainty or within any particular time frame. Therefore, the phrase, “numerous requests” has been removed and the quantity, frequency or source of requests, in the opinion of the general partner, is no longer relevant to the discussion under “Reasons for the Proposed Sales Transaction”.

Reasons for the Proposed Transactions, page 14

8. We note the response to prior Comment 29. Please revise the first, second, and third bullet points on page 14 and 15 to clarify how the absence of “any material increase in operational efficiencies” was viewed as a positive factor in support of the transaction.

Response: The three referenced bullet points have been removed as not relevant.

Alternatives to the Proposed Sales Transaction, page 17

9. We note the response to prior Comment 32. Please revise to provide the basis for the general partner’s opinion that there are insufficient revenues to support principal and interest payments on borrowing used to make a dividend payment.

Response: The general partner has clarified its analysis at page 17.

Fairness of the Proposed Sales Transaction, page 17

10. We note the revised disclosure indicates that affiliate parties considered information and facts set forth elsewhere in the filing under the headings “Chronology of Events Leading up to the Proposed Sales Transaction,” “Reasons for the Proposed Sales Transaction” and

“Alternatives to the Proposed Sales Transaction.” Please discuss each specific factor within these sections was considered in assessing fairness, and state whether, and to what extent, the filing persons believe that the factor supported or detracted from its conclusion that the transaction is fair to unaffiliated security holders.

Response: See additional discussion at page 18

Bryan J. Pitko

U.S. Securities and Exchange Commission

January 22, 2016

11. We note the revised disclosure in response to prior Comment 37. Please discuss whether, and to what extent, the absence of the procedural safeguards discussed under Item 8(d) of Schedule 13E-3 supported or detracted from the filing persons’ conclusion that the transaction is fair to unaffiliated security holders.

Response: An additional disclosure has been made at the end of Material Factors “Underlying Belief as to Fairness – Independent Third-Party Representation”

The General Partner’s Belief as to Fairness, page 17

12. We note the response to prior Comment 42 and the revised disclosure under the caption “Net Book Value, Liquidation Value and Going Concern Value.” Please identify the “intangible assets” that would not be included in an assessment of liquidation value.

Response: The “intangible assets” have been identified as franchise agreements with state and local governments authorizing the use of public rights of way for the distribution of cable and telecommunications services.

Discounted Cash Flow Analysis, page 19

13. We note the response to prior Comment 45. Please disclose the following:

☐	The estimated weighted average cost of capital of the Buyer; and
☐	The range of the values of future cash flows over a five year period.



Please also discuss how estimated weighted average cost of capital of the Buyer and the range of the values of future cash flows over a five year period were used to calculate the disclosed range of estimated enterprise values. Finally, disclose the source of the expected future cash flows: did management prepare financial projections?

Response: Response: The DCF discussion has been revised to address comment 13 and redrafted.

14. Please identify the large cable company from which you derived the perpetuity growth rate and explain why the perpetuity growth rate for this large cable company’s discounted cash flow analysis is appropriate for application in analyzing discounted cash flow for the registrant.

Response: The DCF has been revised to explain the source of the perpetuity rate.

Bryan J. Pitko

U.S. Securities and Exchange Commission

January 22, 2016

15. We note the response to prior Comment 46. However, the revised disclosure does not appear to disclose any specific assumptions with respect to any estimates relied upon to conduct the analysis discussed in this section. Please revise the disclosure to identify any such assumptions.

Response: The DCF has been revised to better disclose the general partner’s assumptions and analysis.

16. We note the response to prior Comment 47. Please revise to discuss how “data from published valuation criteria for similar sized companies, public market data for cable companies, published government data for risk free rates and current long terms borrowing rates for companies similar to the Buyer” was used to determine the 13.2% discount rate relied upon in your discounted cash flow analysis.

Response: The DCF calculation has been revised in an effort to better explain how the general partner determined the discount rate.

17. Please explain why the Buyer’s current borrowing rate was not considered indicative of long term cost of debt over the life of the proposed investment in NCP-Eight.

Response: the DCF discussion has been revised to reflect that the weighted average cost of capital is based on the general partner’s consideration of a hypothetical buyer’s cost of debt assuming that such buyer would be financing the transaction under current market conditions. The Buyer’s actual cost of debt is higher than what the general partner believes is generally available to a hypothetical buyer. Use of the Buyer’s actual borrowing rate would result in a lower valuation for the assets of NCP-Eight.

18. We note the response to prior Comment 48. Please provide the basis for relying on a range of perpetuity growth rates from 1% to 1.5% as presented in the filing of the large cable company.

Response: Response: The DCF discussion has been revised to clarify that the perpetuity rate is derived from NCP-Eight’s historic growth rate and published industry rates.

Specific Terms of the Proposed Sales Transaction

Buyer’s Sources of Funds, page 39

Bryan J. Pitko

U.S. Securities and Exchange Commission

January 22, 2016

19. We note the response to prior Comment 50. Please revise to further describe the credit agreement including the following:

☐	The identity of the counter-parties;
☐	The collateral, if any;
☐	The stated and effective interest rates; and,
☐	Any other material terms or conditions of the credit agreement.



See Item 1007(d) of Regulation M-A. Please also explain what the term “delayed draw” refers to in the context of the credit agreement.

Response: references to “delayed draw” have been removed. Additional disclosure have been added at page 34 to better explain the source of financing.

Waiver of Appraisal Procedures, page 40

20. We note the response to prior Comment 55. Please revise the filing to include the substance of your response where you discuss the waiver of appraisal procedures in assessing the fairness of the transaction to unaffiliated limited partners.

Response: Additional disclosures and comments have been added to page 22.

We will be happy to respond to further comments or questions you may have.

Sincerely,

/s/ PAUL MILAN

Paul Milan
VP and General Counsel